March 4, 2026

FILED AS EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, NE

Washington, D.C. 20549

Re:	SOX Review of Morgan Stanley Pathway Funds (Investment Company Act File No. 811-06318)

Dear Ms. DiAngelo Fettig:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding Morgan Stanley Pathway Funds (the “Trust” or “Registrant”). Consulting Group Advisory Services LLC (“CGAS” or the “Manager”), a business of Morgan Stanley, serves as the investment adviser for each of the series of the Trust (each, a “Fund” and together, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Report for the period ended August 31, 2025 (the “Annual Report”) as filed on Form N-CSR with the Staff on October 29, 2025. Below, we have briefly summarized your comments and questions, followed by our responses.

1.

Comment. For each Fund, please enhance the Management’s Discussion of Fund Performance within the Tailored Shareholder Report to address relevant market conditions and the investment strategies and techniques employed by the Manager that materially affected the Fund’s performance during the reporting period, in accordance with Item 27A(d)(1) of Form N-1A. The Staff notes that the current disclosure for each Fund only highlights contributors to and detractors from performance.

Response. The Registrant will make the requested changes in future filings.

2.

Comment. With respect to the International Fixed Income Fund, please explain how the FTSE Non-U.S. World Government Bond (USD) – Hedged Index qualifies as an “appropriate broad-based securities market index” as defined in Instruction 6 to Item 27A(d)(2) of Form N-1A. The Staff notes that this index appears to be focused on government securities.

Response. The Registrant believes that the FTSE Non-U.S. World Government Bond (USD) – Hedged Index (the “Index”) qualifies as an “appropriate broad-based securities market index” for the International Fixed Income Fund, as defined in Instruction 6 to Item 27A(d)(2) of Form N-1A. Working with Morgan Lewis as fund counsel, the Registrant considered relevant guidance included in the TSR Adopting Release which provides that the revised definition of “appropriate broad-based securities market index” is designed to ensure that a fund’s broad-based index is one that reasonably represents the “overall applicable market” in which it invests. The TSR Adopting Release further states that “an appropriate broad-based securities market index that a fund selects may include components that do not directly overlap with the fund’s investments, if the index’s components share similar economic characteristics to the fund’s investments such that they provide an appropriate point of comparison.”

The Index measures the performance of local currency, investment-grade sovereign bonds issued by more than 20 countries, excluding the United States. It is widely recognized as a comprehensive benchmark for non-U.S. sovereign debt and captures the principal risk exposures of that market, including interest rate risk, duration risk, sovereign credit risk, and currency risk, among others.

The International Fixed Income Fund invests primarily in non-U.S. fixed income securities, with a principal focus on non-U.S. sovereign bonds, and its performance is influenced by substantially the same macroeconomic and market dynamics that drive returns in the Index, including global interest rate movements, monetary policy developments, and, in particular, sovereign credit conditions in global markets. Although the Fund invests in other types of fixed income securities not included in the Index (such as mortgage-backed securities, collateralized mortgage obligations, and corporate bonds and notes), a substantial portion of its portfolio is allocated to non-

U.S. sovereign bonds that are subject to these same principal risk factors. Accordingly, the Index provides a meaningful and appropriate basis for comparison because it offers broad, diversified exposure to the non-U.S. sovereign fixed income market and reasonably represents the overall applicable market associated with the Fund’s substantial sovereign debt exposure.

3.

Comment. With reference to the swaps disclosure in the Financial Highlights for the International Fixed Income Fund, which includes swaps with a variable-rate leg, in future filings please include the disclosure required by Rule 12-12 of Regulation S-X, footnote 4. This comment applies to the International Fixed Income Fund as well as any other Funds that enter into swaps with variable-rate legs.

Response. The Registrant will make the requested changes in future filings.

4.

Comment. For Funds that engage in securities lending, please (i) update the caption on the Statement of Operations to indicate that securities lending income is presented net, and (ii) disclose in the notes to the financial statements that securities lending income is net of fees.

Response. The Registrant will make the requested changes in future filings.

5.

Comment. With respect to the disclosures required by Item 11 of Form N-CSR (Statement Regarding Basis for Approval of Investment Advisory Contract), the disclosures under the “Fund Performance” and “Management Fees and Expense Ratios” headings appear general and could have been rolled forward from year to year without material updates. In future filings, please provide greater specificity regarding the factors considered with respect to fees and performance.

Response.  The Registrant will make the requested changes in future filings.

6.

Comment. The Staff notes that Item 5 of the Registrant’s most recently filed Form N-CSR is marked “Not Applicable.” Because the Registrant has exchange-traded funds, the Staff believes that Item 5 should be addressed, as it applies to the audit committees of listed funds.

Response. The Registrant will make the requested changes in future filings.

7.

Comment. The Staff notes that the disclosure in Item 16(b) of Form N-CSR references the Registrant’s second fiscal quarter as the period covered by the report. This disclosure should instead address the entire period covered by the Form N-CSR report (i.e., the entire fiscal year), rather than being limited to a single quarter.

Response.  The Registrant will make the requested change in future filings.

8.

Comment. The Staff notes that on the website for the Morgan Stanley Pathway Large Cap Equity ETF and the Morgan Stanley Pathway Small-Mid Cap Equity ETF, the premium and discount disclosures do not adjust when a different time period is selected for the chart; currently, the charts present information only for the current quarter. Please revise the website disclosures as necessary so that they conform to Rule 6c-11(c) under the Investment Company Act of 1940 (the “1940 Act”).

Response. The Registrant will make the requested changes to the Funds’ website.

9.

Comment. The Staff notes that the International Fixed Income Fund is identified as a non-diversified fund under the 1940 Act, but it does not appear to be operating as non-diversified. Please confirm whether the Fund has acted as non-diversified in the past three years. If it has not, please confirm that shareholder approval will be obtained before changing its status back to non-diversified.

Response. The Fund’s Board of Trustees (the “Board”) approved a change in the International Fixed Income Fund’s classification from non-diversified to diversified on April 22, 2022, together with related revisions to the Fund’s investment policies. These changes became effective after 60 days on June 21, 2022 (the “Effective Date”). Since the Effective Date, the Fund has operated in compliance with the diversification requirements under Section 5(b)(1) of the 1940 Act.

The Registrant will ensure going forward that all future SEC filings accurately reflect the Fund’s status as “diversified.”

The Registrant further confirms that, if the Fund were to change its classification back to non-diversified in the future, shareholder approval would be obtained prior to such change in accordance with the 1940 Act.

10.

Comment. With respect to the Registrant’s Form N-CEN filing for the fiscal period ended August 31, 2025, the Staff notes that the Morgan Stanley Pathway Large Cap Equity ETF and Morgan Stanley Pathway Small-Mid Cap Equity ETF each checked the box in Item C.7 indicating that it relied on Rule 17a-7 under the 1940 Act during the reporting period. Please confirm whether this box was checked correctly for each Fund. If so, the Staff would have expected corresponding disclosures in the financial statements regarding the Rule 17a-7 transactions.

Response. With respect to the Registrant’s Form N-CEN filing for the fiscal period ended August 31, 2025, the Registrant advises that, upon further review, the box in Item C.7 was intended to indicate reliance on Rule 17a-8 under the 1940 Act, rather than Rule 17a-7. Each of the Morgan Stanley Pathway Large Cap Equity ETF and Morgan Stanley Pathway Small-Mid Cap Equity ETF relied on Rule 17a-8 in connection with its respective conversion from a mutual fund into a newly formed shell ETF in December 2024. The reference to Rule 17a-7 in Item C.7 was inadvertent, and the Registrant will ensure that future filings accurately reflect reliance on the appropriate rule, as applicable.

11.

Comment. With respect to the Registrant’s Form N-CEN filing for the fiscal year ended August 31, 2024, please confirm whether Item B.23 should have been checked “Yes” for the Ultra Short-Term Fixed Income Fund, given that the Fund made tax return of capital distributions in the prior year.

Response. With respect to the Registrant’s Form N-CEN filing for the fiscal year ended August 31, 2024, the Registrant advises that, upon further review, the box in Item B.23 for the Ultra Short-Term Fixed Income Fund should have been checked “Yes,” as the Fund made tax return of capital distributions during the prior fiscal year. The Registrant will ensure that future filings accurately reflect this information.

If you have any questions, need any additional information or would like any clarification, please contact me at (212) 537-2821.

Very truly yours,

/s/ Eric Metallo

Eric Metallo

Morgan Stanley

Chief Legal Officer and Secretary of the Trust

cc:

James Kirchner

Morgan Stanley

Chief Financial Officer and Treasurer of the Trust

John J. O’Brien

Morgan, Lewis & Bockius LLP

Counsel to the Trust

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